NEWS RELEASE

April 19, 2006

  Symbols:  TSX-Ven.CDU

     AMEX.CDY

FSX.CR5

Iron Sands Project, Peru

Infill Sampling Increases Magnetic Concentrate to 9.2 weight percent over 5.5 km2 Area

Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce the results of its infill surface sampling program on its 32,000 hectare Iron Sands Project located within the Marcona Iron, Copper and Gold (IOCG) District in coastal southern Peru.

Cardero’s near term strategy for the Iron Sands Project is to highlight a logistically easily accessible area containing sufficient magnetite (iron) bearing sands to support a 20 to 30 year integrated mining operation.  Following this strategy, Cardero has focused its initial exploration work on the highest grade area the Pampa El Toro target, with additional magnetite bearing areas within the Company’s large claim block to be examined in due course.

Recent Results

Previous coarsely spaced reconnaissance surface sampling on a staggered 1000 x 500m grid of the Pampa El Toro defined an aggregate area of approximately 15 square kilometres (km2) containing 5 percent by weight (wt. %) or greater magnetic mineral concentration.  In detail, the magnetite bearing areas may be subdivided into two areas, referred to as the Toro West and Toro South-East respectively.

The infill sampling targeted the larger Toro West area on a 250 x 250 m grid for a total of 327 samples.  The more detailed sampling has increased the magnetic concentrate content of the 11 km2 area from 5 wt% to 6.3 wt%.  Within this area resides a higher grade core of approximately 5.5 km2 containing an average of 9.2 wt% magnetic concentrate.  The area remains partially open to the south and northeast, and additional sampling, scheduled to occur in conjunction with the Toro East infill program, is expected to further increase this area.

Quality Control/Quality Analysis of within pit and field duplicates illustrates a high degree of sample homogeneity throughout the infill areas.  The magnetic concentrates are presently at the ACME Laboratories, Vancouver, for geochemical analysis, the results of which will be interpreted in conjunction with original reconnaissance samples.

SRK Consulting, a leading global mining and geoscientist consulting firm, have been retained to provide independent expert advice and project management services going forward.  A recent site visit by a SRK South African based heavy mineral specialist was very positive.  In summary the visit confirmed that the dune fields are “massive accumulations (many billions of tonnes) of aeolian sands, with visible enrichment in heavy minerals” and that the “iron-rich dunes fields have the potential to host large amounts of magnetite-mineralized sands.” Finally, it was concluded that the work to date has been conducted in an exemplary manner and recommended the instigation of Cardero’s planned resource drill campaign.

Although Cardero is very encouraged by the results to date, it is important to realize that such results are only from preliminary exploration, and it is uncertain if further exploration will result in the discovery of a mineral deposit or resource within the district.

Ongoing Work Programs

A definition drill campaign will commence in April, the aim of which will be to provide sufficient information to allow the calculation of a magnetite resource estimate.  Following the contemplated definition drill campaign, the resultant magnetite concentrate will be used to commission a full Midrex FASTMELT® Pilot Plant study.  The resultant slag from this pilot test will then be utilized for titanium and vanadium beneficiation studies.

“Cardero continues to be committed in the long term to project development and mining in Peru," stated Henk Van Alphen, President of Cardero.  “As we gather more information, the economic scope of the iron sands project looks increasingly more attractive with discovery of the higher magnetite grades.  We are predicting an extremely low cost extraction process.  Regionally, we have excellent local infrastructure that includes skilled labour, power, natural gas, and a deep water port.”

Pampa de Pongo

Cardero continues to actively seek partners to advance its large Pampa de Pongo Iron Deposit, where it has outlined an inferred resource of 953 metric tonnes at a grade of 44.7% iron (this resource remains open).

New Peruvian Property Option

Cardero has entered into the option to acquire a 100% interest in the Corongo Property, located in Ancash Province Peru.  Preliminary reconnaissance suggests that the property is prospective for shear zone hosted gold deposits.  In order to acquire a 100% interest, Cardero is required to make a cash payment of US$40,000 (paid) and issue an aggregate of 300,000 shares, as follows – 100,000 shares upon the Exchange acceptance, an additional 100,000 shares on or before November 18, 2006 and the final 100,000 shares on or before May 15, 2008.  The initial work program will consist of geological mapping and geochemical sampling and contingent on results drill testing in a timely manner.

Qualified Person and Quality Control/Quality Assurance

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The surface sampling programs on the Iron Sands project were supervised by Stephen J. Cook, P. Geo., who is responsible for all geochemical sampling aspects of the work, and Lorne Hunter (B.Sc. Mining Engineering), who is responsible for all engineering aspects of the work.

Cardero is well financed with $14 million in the treasury and well positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the TSX Venture Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating gold, copper and iron projects, which will continue to ensure the recognition of Cardero as a world-class exploration and development company.

For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.  This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.